UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G/A Under the Securities Exchange Act of 1934 (Amendment No. 1)*
COINSTAR, INC. (Name of Issuer)
Common Stock (Title of Class of Securities)
19259 P-30-0 (CUSIP Number)
December 31, 2004 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP NO. 19259 P-30-0		13G	Page 2 of 8 pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Hedreen Joint Venture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,800,000 shares
	6	SHARED VOTING POWER -0- shares
	7	SOLE DISPOSITIVE POWER 1,800,000 shares
	8	SHARED DISPOSITIVE POWER -0- shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (2
12	TYPE OF REPORTING PERSON* OO

(1) Directly owned by Hedreen Joint Venture ("JV"). Richard C. Hedreen as manager may be deemed to be the beneficial owner of the JV, and may be deemed to have voting and dispositive power with respect to such shares.

(2) Based on 25,227,487 shares of Coinstar common stock outstanding as of December 31, 2004 as reported by the company to the reporting person.

CUSIP NO. 19259 P-30-0		13G	Page 3 of 8 pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Richard C. Hedreen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [_]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,800,000 shares
	6	SHARED VOTING POWER -0- shares
	7	SOLE DISPOSITIVE POWER 1,800,000 shares
	8	SHARED DISPOSITIVE POWER -0- shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000 shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (2)
12	TYPE OF REPORTING PERSON* IN

(1) Directly owned by Hedreen Joint Venture ("JV"). Richard C. Hedreen as manager may be deemed to be the beneficial owner of the JV, and may be deemed to have voting and dispositive power with respect to such shares.

(2) Based on 25,227,487 shares of Coinstar common stock outstanding as of December 31, 2004 as reported by the company to the reporting person.

Item 1 (a). Name of Issuer: COINSTAR, INC.

Item 1 (b). Address of Issuer's Principal Executive Offices:

1800 114th Avenue S.E., Suite 200

Bellevue, Washington 98004

Item 2 (a). Name of Person Filing: Hedreen Joint Venture and Richard C. Hedreen.

Item 2 (b). Address of Principal Business Office or, if none, Residence:

P. O. Box 9006

Seattle, Washington 98109

Item 2 (c). Citizenship:

Hedreen Joint Venture is a Washington joint venture.

Richard C. Hedreen is a citizen of the United States of America.

Item 2 (d). Title of Class of Securities: Common Stock, par value $0.001 per share

Item 2 (e). CUSIP No: 19259 P-30-0

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership

(a) Amount Beneficially Owned: 1,800,000 shares (1)

(b) Percent of Class: 7.1% (2)

(c) Number of Shares as to which Such Person has:

(i) sole power to vote or to direct the vote 1,800,000 shares (1)

(ii) shared power to vote or to direct the vote -0- shares

(iii) sole power to dispose or to direct the disposition of 1,800,000 shares (1)

(iv) shared power to dispose or to direct the disposition of -0- shares ___________________________________________

(1) Directly owned by Hedreen Joint Venture ("JV"). Richard C. Hedreen as manager may be deemed to be the beneficial owner of the JV, and may be deemed to have voting and dispositive power with respect to such shares.

(2) Based on 25,227,487 shares of Coinstar common stock outstanding as of December 31, 2004 as reported by the company to the reporting person.
Page 4 of 8 pages

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Page 5 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005	HEDREEN JOINT VENTURE By: /s/ Richard C. Hedreen Richard C. Hedreen, Manager
/s/ Richard C. Hedreen Richard C. Hedreen

Page 6 of 8 pages

EXHIBIT INDEX
Exhibit	Description
99.1	Joint Filing Agreement

Page 7 of 8 pages

EXHIBIT 99.1

Joint Filing Agreement

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto by either or both of us will be filed, on behalf of each of us.

Dated: February 14, 2005	HEDREEN JOINT VENTURE By: /s/ Richard C. Hedreen Richard C. Hedreen, Manager
Dated: February 14, 2005	/s/ Richard C. Hedreen Richard C. Hedreen

Page 8 of 8 pages